SP 3/6/03

03002166

VF 3-5-03

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UNITED STATES
[S]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50361

SEC RECEIVED PROCESSING SECTION MAR 03 2003 WASH, D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trend Trader LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 E Northsight Blvd Ste 150
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX SELEZNOV 480-948-1146
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple + Cooper, LLP
(Name — *if individual, state last, first, middle name*)

2700 N. Central Ave 9th fl (Address) Phoenix (City) Az (State) 85004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A Seleznov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREND TRADER LLC, as of Dec. 31 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

MANAGING Partner
Title

Notary Public

"OFFICIAL SEAL"
Melissa L. Bass
Notary Public-Arizona
Maricopa County
My Commission Expires 8/5/2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

To The Members of
Trend Trader, LLC

In planning and performing our audit of the financial statements of Trend Trader, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(ii) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Semple & Cooper, LLP

Semple & Cooper, LLP
Phoenix, Arizona

February 7, 2003

TREND TRADER, LLC

FINANCIAL STATEMENTS

For The Year Ended
December 31, 2002

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

INDEPENDENT AUDITORS' REPORT

To The Members of
Trend Trader, LLC

We have audited the accompanying statement of financial condition of Trend Trader, LLC (A Limited Liability Company) as of December 31, 2002, and the related statements of operations, changes in members' deficit, cash flows and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Trader, LLC as of December 31, 2002, and results of its operations, changes in members' deficit, cash flows and changes in subordinated borrowings for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
February 7, 2003

TRENDTRADER, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Receivable from clearing broker and other receivables		
(net of allowance of $10,143) (Note 1)	$	24,417
Investments (Note 2)		29,300
Prepaid expenses		19,086
Deposits with clearing broker (Note 3)		25,069
Property and equipment, net (Notes 1, 4, 5 and 8)		103,444
Cash surrender value of life insurance		42,377
Other deposits		3,359
Total Assets	$	247,052

LIABILITIES AND MEMBERS' DEFICIT

Bank overdraft	$	7,223
Note payable (Note 5)		3,413
Capital lease obligations (Notes 1 and 8)		35,351
Accounts payable		111,115
Accrued expenses (Note 8)		16,371
Total Liabilities		173,473
Commitments and Contingencies (Note 9)		-
Subordinated note payable - related party (Note 6)		275,000
Members' deficit		(201,421)
Total Liabilities and Members' Deficit	$	247,052

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 1,314,215
Management fees	40,344
Interest	5,440
Other income	208
	1,360,207
Expenses:	
Employee compensation and benefits	355,698
Commissions and brokerage charges	612,172
Communications	89,622
Occupancy and equipment rental	110,048
Advertising and marketing	101,823
Depreciation	53,000
Interest expense	34,879
Loss on disposal of property and equipment	34,946
Service bureau charges	138,431
Direct access software	140,258
Other operating expenses	133,059
	1,803,936
Net Loss	$ (443,729)

TRENDTRADER, LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

	Comprehensive Loss	Members' Deficit	Accumulated Other Comprehensive Loss	Total
Balances, December 31, 2001		$ (75,540)	$ -	$ (75,540)
Net loss	$ (443,729)	(443,729)	-	(443,729)
Unrealized loss on securities available for sale	(3,990)	-	(3,990)	(3,990)
Comprehensive loss	$ (447,719)			
Member contributions		639,515	-	639,515
Member distributions		(317,677)	-	(317,677)
Balances, December 31, 2002		$ (197,431)	$ (3,990)	$ (201,421)

The Accompanying Notes are an Integral Part
of the Financial Statements

TRENDTRADER, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Loss	$ (443,729)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	53,000
Loss on disposal of property and equipment	34,946
Changes in Assets and Liabilities:	
Receivable from clearing broker and other receivables	39,319
Prepaid expenses	2,267
Other deposits	6,237
Bank overdraft	7,223
Accounts payable	17,556
Accrued expenses	7,838
Net cash used by operating activities	(275,343)
Cash flows from investing activities:	
Purchase of property and equipment	(9,559)
Purchase of cash surrender value of life insurance	(34,172)
Net cash used by investing activities	(43,731)
Cash flows from financing activities:	
Repayment of notes payable	(20,841)
Repayment of capital lease obligations	(9,304)
Members' capital contributions	639,515
Members' capital withdrawals	(317,677)
Net cash provided by financing activities	291,693
Net decrease in cash and cash equivalents	$ (27,381)
Cash and cash equivalents at beginning of year	27,381
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information:	
Interest paid	$ 7,379
Non-cash activity:	
Acquisition of equipment financed by capital lease obligations	$ 37,255

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at December 31, 2001	$ 275,000
Changes	-
Subordinated borrowings at December 31, 2002	$ 275,000

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Trend Trader, LLC was duly organized under the laws of the State of Arizona on March 7, 1997. On December 16, 1997, the Company received a license from the National Association of Securities Dealers, Inc. (NASD) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele primarily in the Southwestern United States. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions.

The latest date on which the limited liability company is to dissolve is December 31, 2047.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Other Comprehensive Income

Other comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income (loss) is derived from the unrecognized gain or loss on available-for-sale securities.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Investments

The Company accounts for all marketable securities as available-for-sale. These securities are carried at market value. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of members' deficit.

Securities owned, not readily marketable are comprised of investment securities for which there is no market on a securities exchange or no independent publicly quoted price. Management believes the carrying value of the not readily marketable securities approximates fair market value as of the date of the financial statements.

Receivables

The Company provides for potentially uncollectible receivables by use of the allowance method. The allowance is determined based upon a review of the individual accounts outstanding, as well as prior experience. None of the receivables accrue interest on delinquencies.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation is provided for on the accelerated method over the estimated useful lives of the assets. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred.

The estimated useful lives for major classifications of assets are as follows:

Furniture and fixtures	7 years
Computer equipment	5 years
Office equipment	5 years
Leasehold improvements	5 years

The Company is the lessee of computer equipment under capital lease agreements expiring through July, 2004. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets are depreciated over their estimated productive lives. Depreciation of the assets under the capital leases is included in depreciation expense, as described above for the year ended December 31, 2002.

Advertising Costs

The cost of advertising is expensed as incurred.

Income Taxes

The members of the Company have organized the Company as a limited liability company ("LLC"). Accordingly, the Company is not subject to federal or state income taxes. All tax attributes of the Company are passed through to the members and income taxes, if any, are payable by the individual members. Therefore, no provision, liability, or benefit for income taxes has been included in these financial statements.

Note 2
Investments

As of December 31, 2002, the Company's investments consist of the following:

Available-for-sale marketable securities	$ 15,300
Securities owned, not readily marketable	14,000
	$ 29,300

Available-for-sale securities consist of an investment of 1,530 shares of common stock of the NASDAQ Stock Market, Inc. At December 31, 2002, total unrealized losses on this investment were $3,990, all of which was incurred during fiscal year 2002.

As of December 31, 2002, the not readily marketable securities in the amount of $14,000 represent an investment in 1,000 warrants of the NASDAQ Stock Market, Inc.

Note 3
Deposits with Clearing Broker

At December 31, 2002, the Company has cash deposits with a clearing broker in the amount of $25,069. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $25,000.

Note 4
Property and Equipment

At December 31, 2002, property and equipment consists of the following:

Computer equipment	$ 239,466
Furniture and fixtures	39,826
Leasehold improvements	10,618
Office equipment	57,166
	347,076
Less: accumulated depreciation	(243,632)
	$ 103,444

Note 5
Note Payable

At December 31, 2002, note payable consists of a note payable to Wells Fargo Bank, bearing interest at a rate of 10.40% with monthly principal and interest payments of $452. The note is due in 2003 and is collateralized by computer equipment. At December 31, 2002, the total outstanding principal balance on this note is $3,413.

Note 6
Related Party Transactions

Subordinated Note Payable – Related Party

At December 31, 2002, the Company has a subordinated note payable to members as follows:

10% subordinated note payable to members of the Company, due in full December 31, 2004; subordinated in accordance with Rule 15c-1d of the Securities Exchange Act of 1934 to meet minimum net capital requirements.	$ 275,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2002, the Company recorded interest expense in relation to the aforementioned note in the amount of $27,520.

Note 7
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), *requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net* capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital deficit of $(27,228), which was $35,815 below the required net capital of $8,587. The ratio of aggregate indebtedness to net capital was (4.72) to 1 as of December 31, 2002.

Subsequent to December 31, 2002 the Company was able to correct the net capital deficiency and the ratio of aggregate indebtedness and informed the NASD of such correction. As of the date of the auditor's report there have been no fines or sanctions assessed by the NASD as a result of this infraction.

Note 8
Capital Lease

Capital Leases

The Company is the lessee of computer equipment, with an aggregate cost of $49,046 under capital lease agreements expiring through March, 2003. Accumulated amortization on leased computer equipment was $15,517 as of December 31, 2002. Minimum future lease payments due under the capital lease agreements ares as follows:

Year Ending December 31,	Amount
2003	$ 17,484
2004	16,165
2005	10,777
Total minimum lease payments	44,426
Less: imputed interest	(9,075)
Present value of net minimum lease payments	$ 35,351

During the year ended December 31, 2002, the Company recorded interest expense in relation to the aforementioned capital leases in the amount of $2,723.

Note 9
Commitments and Contingencies

Operating Leases

The Company is the lessee of a vehicle under a non-cancellable operating lease agreement, with monthly payments in the amount of $1,170, expiring in November, 2003. For the year ended December 31, 2002, rental expense for the vehicle was approximately $14,000.

Note 9
Commitments and Contingencies (Continued)

During 2002, the Company entered into a non-cancelable operating lease for the Company's primary office facilities in Scottsdale, Arizona. The lease calls for monthly rental payments as follows:

Months	Monthly Rent
1-12	$ 3,831
13-24	7,822
25-36	7,901
37-66	7,981

In connection with the graduated payment terms, the Company recognized additional rent expense of $16,333 during 2002. The corresponding accrued liability is reflected in accrued expenses on the accompanying balance sheet. During 2002, the Company recognized rent expense of $35,488 in connection with this office lease.

As of December 31, 2002, a schedule of future minimum lease payments due under the non-cancelable operating lease agreements is as follows:

Year Ending December 31,	Amount
2003	$ 78,793
2004	94,259
2005	95,216
2006	95,775
2007	95,775
Thereafter	7,981
	$ 467,799

Note 10
Concentrations

Operations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 11
Employee Benefits

The Company has a Simple IRA plan that is available to all employees earning more than $5,000 per year. Employees may elect to defer up to 6% of their salary, up to a maximum of $8,000, into the plan. Under the plan, the Company may match, dollar for dollar, the employee's contributions of 1% to 3% of the respective employee's annual compensation. During 2002, the Company contributed $982 under the matching provisions described above.

SUPPLEMENTAL INFORMATION

SCHEDULE I

TREND TRADER, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Net Capital:	
Total Members' Deficit	$ (201,421)
Add: Subordinated Note Payable - Related Party:	275,000
Total Available Capital	73,579
Deduct Non-Allowable Assets:	
Prepaid expenses	19,086
Property and equipment, net of sole recourse debt	65,999
Other assets	15,722
	100,807
Net Capital (Deficit)	$ (27,228)
Aggregate Indebtedness:	
Accounts payable	$ 111,115
Accrued expenses	16,371
Capital lease - Erving	1,319
Total Aggregate Indebtedness	$ 128,805
Minimum Net Capital Requirement (greater of $5,000 or 6 2/3 of AI)	$ 8,587
Amount in Excess of Minimum Net Capital	$ (35,815)
Ratio: Aggregate Indebtedness To Net Capital	(4.73) to 1

SCHEDULE II

TREND TRADER, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A.	Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A.	Number of items	-